SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

SINA R. HEKMAT

McDermott Will & Schulte LLP

One Vanderbilt Avenue

New York, NY 10017

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2025, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

–

Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments—The Federal Republic of Germany—Economic Outlook” and “—Fiscal Outlook” on page 10 to 11 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” on page 12 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated June 26, 2026, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 3, 2026, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1179 (EUR 0.8945 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2026

KfW is not required by law to prepare and publish interim financial statements in conformity with IFRS® Accounting Standards, as adopted by the EU (“IFRS Accounting Standards”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected, unaudited interim financial information, which KfW has prepared on the basis of the recognition and measurement principles of the IFRS Accounting Standards applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2026.

KfW Group’s total assets increased by 1.0%, or EUR 5.3 billion, from EUR 540.7 billion as of December 31, 2025, to EUR 546.0 billion as of September 30, 2026. KfW Group’s operating result before valuation and promotional activities amounted to EUR 1,653 million for the nine months ended September 30, 2026, compared to EUR 1,456 million for the corresponding period in 2025. The main driver for KfW Group’s operating result before valuation and promotional activities during the nine-month period ended September 30, 2026, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Expenses from risk provisions in an amount of EUR 69 million for the nine months ended September 30, 2026, compared to expenses in an amount of EUR 130 million for the corresponding period in 2025;

•

Positive effects in an amount of EUR 384 million as market values of securities and equity investments increased in the nine months ended September 30, 2026, compared to positive effects of EUR 185 million[1] for the corresponding period in 2025;

•

Net losses in an amount of EUR 146 million for the nine months ended September 30, 2026, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net losses in an amount of EUR 277 million for the corresponding period in 2025[2]; and

•

Expenses relating to promotional activities in an amount of EUR 332 million for the nine months ended September 30, 2026, compared to expenses in an amount of EUR 325 million for the corresponding period in 2025.

KfW Group’s consolidated result for the nine-month period ended September 30, 2026, amounted to EUR 1,399 million, compared to a profit of EUR 647 million for the corresponding period in 2025.

[1]	Previous year figure adjusted due to changed presentation of foreign exchange effects of equity investments in 2026.
[2]

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS Accounting Standards. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2026, compared to the corresponding period in 2025.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Nine months ended September 30,		Year-to-Year
	2026	2025	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	48,500	32,943	47
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	7,822	7,619	3
KfW Capital	631	366	72
Export and Project Finance (KfW IPEX-Bank)	24,841	15,999	55
KfW Entwicklungsbank	4,989	3,687	35
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,879	922	>100
Financial Markets	70	—	N/A
Total Promotional Business Volume (1)(2)	87,932	61,429	43

*	Amounts in the table may not add up due to rounding differences.

(1)

Total promotional business volume for the nine months ended September 30, 2026 has been adjusted for commitments of EUR 800 million, compared to EUR 108 million for the corresponding period in 2025, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans, RegioInnoGrowth (“RIG”) loans and global funding facilities to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans, RIG loans and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 87.9 billion during the nine-month period ended September 30, 2026, compared to EUR 61.4 billion for the corresponding period in 2025. The higher promotional business volume for the nine months ended September 30, 2026, as compared to 2025, was primarily driven by a significant increase in volumes committed under KfW’s SME Bank and Private Clients as well as KfW’s Export and Project Finance business sectors.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 48.5 billion for the nine-month period ended September 30, 2026, compared to EUR 32.9 billion for the corresponding period in 2025. This increase was attributable to significantly higher commitments in both the SME Bank segment (EUR 22.9 billion compared to EUR 16.2 billion for the corresponding period in 2025) and the Private Clients segment (EUR 25.6 billion compared to EUR 16.8 billion for the corresponding period in 2025). The increased volume of new commitments in the SME Bank segment was primarily driven by a significant rise in demand for financing in the energy efficiency and renewable energies as well as in the climate and sustainability sectors, while the increased volume of new commitments in the Private Clients segment was mainly due to a sharp rise in demand for financing, especially for energy-efficient buildings.

Commitments in the Customized Finance & Public Clients business sector amounted to EUR 7.8 billion for the nine-month period ended September 30, 2026, compared to EUR 7.6 billion for the corresponding period in 2025. This increase was primarily driven by commitments to municipalities and social infrastructure projects in 2026.

Commitments related to KfW Capital increased to EUR 631 million for the nine-month period ended September 30, 2026, compared to EUR 366 million for the corresponding period in 2025. This increase was due to generally higher investment volumes in the fund-of-funds programs and additional investments under the new facility “Scale-up Direct” for direct co-investments, which was initiated in the last quarter of 2025.

Commitments in KfW’s Export and Project Finance business sector for the nine-month period ended September 30, 2026, amounted to EUR 24.8 billion, compared to EUR 16.0 billion for the corresponding period in 2025. While the Mobility department experienced the highest increase in commitments, all sector departments contributed to new business.

Commitments related to KfW Entwicklungsbank amounted to EUR 5.0 billion for the nine-month period ended September 30, 2026, compared to EUR 3.7 billion for the corresponding period in 2025. This increase was primarily driven by a significant rise in commitments for development loans.

Commitments of DEG increased to EUR 1.9 billion for the nine months ended September 30, 2026, compared to EUR 922 million for the corresponding period in 2025. This substantial increase was primarily driven by the continued growth of the loan business, supported by the successful execution of DEG’s growth strategy and the ongoing scaling of its financing operations.

Sources of Funds

The volume of funding raised in the capital markets for the nine months ended September 30, 2026, totaled EUR 82.1 billion, of which 56% was raised in euro, 26% in U.S. dollar and the remainder in nine other currencies.

Capitalization and Indebtedness of KfW Group as of September 30, 2026

(EUR in millions)
Borrowings
Short-term funds	41,291
Bonds and other fixed-income securities	426,091
Other borrowings	22,980
Total borrowings	490,362
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	28,955
Fund for general banking risks	—
Revaluation reserve	281
Total equity	42,174

Total capitalization	532,536

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2026, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of September 30, 2026, is not necessarily indicative of its capitalization to be recorded as of December 31, 2026.

KfW Group’s total equity as of September 30, 2026, was EUR 42,174 million, compared to EUR 40,623 million as of December 31, 2025. The increase of EUR 1,551 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 1,399 million for the nine months ended September 30, 2026; and

(ii)	an increase of EUR 150 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of September 30, 2017. Due to the implementation of the CRR III in January 2025, a significant part of KfW’s portfolio migrated from the advanced to the foundation IRBA.

According to Article 92 of the CRR, both KfW’s total capital ratio and its Tier 1 capital ratio amounted to 27.5%, in each case as of September 30, 2026 (not taking into account the interim profit of the year to date). The decrease of the total capital ratio and the Tier 1 capital ratio compared to June 30, 2026, when the total capital ratio as well as the Tier 1 capital ratio amounted to 28.1%, was mainly due to an increase in the total risk amount driven by the new business.

Other Recent Developments

Shareholdings Pursuant to Special Federal Mandates – Exit from Investment in BioNTech

In October 2026, KfW sold its entire stake in BioNTech SE through a series of open-market sales pursuant to a Special Federal Mandate of the Federal Government. KfW had held American Depositary Receipts representing shares of BioNTech SE on a fiduciary basis and at the economic risk of the Federal Government. All costs and risks associated with the transaction are borne by the Federal Republic of Germany.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2025	0.0	0.3
4th quarter 2025	0.3	0.3
1st quarter 2026	0.4	0.7
2nd quarter 2026	0.3	1.0
3rd quarter 2026	0.2	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) increased by 0.2% in the third quarter of 2026 compared with the second quarter of 2026 after adjustment for price, seasonal and calendar variations, following an increase in the first half of the year. Based on the provisional results available, gross fixed capital formation declined. The Federal Statistical Office (Destatis) reported that consumption, by contrast, has slightly increased compared with the previous quarter.

GDP in the third quarter of 2026 increased by a price-adjusted 1.3% compared with the third quarter of 2025. After price and calendar adjustment, GDP increased by 1.2% compared with the same quarter of the previous year.

Source: Federal Statistical Office, Gross domestic product in the 3rd quarter of 2026 up 0.2% on the previous quarter, press release of October 30, 2026 (https://www.destatis.de/EN/Press/2026/10/PE26_381_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
October 2025	0.3	2.3
November 2025	-0.2	2.3
December 2025	—	1.8
January 2026	0.1	2.1
February 2026	0.2	1.9
March 2026	1.1	2.7
April 2026	0.6	2.9
May 2026	-0.2	2.6
June 2026	-0.3	2.3
July 2026	0.8	2.8
August 2026	0.2	2.9
September 2026	0.6	3.3
October 2026 (1)	-0.2	2.8

(1)	Figures are preliminary.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, is expected to be 2.8% in October 2026, reflecting a decrease of the consumer price index by 0.2% compared to September 2026.

The most important driver of inflation was an increase in energy prices, which were up 12.2% on the same month of the previous year.

The inflation rate excluding food and energy, often referred to as core inflation, is expected to stand at +2.1% in October 2026, after 2.4% in September 2026.

Sources: Federal Statistical Office, Consumer price index: Germany, months (https://genesis.destatis.de/datenbank/online/statistic/61111/table/61111-0002); Federal Statistical Office, Inflation rate of +2.8% expected in October 2026, press release of October 30, 2026 (https://www.destatis.de/EN/Press/2026/10/PE26_382_611.html?).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2025	4.0	3.8
October 2025	3.6	3.9
November 2025	3.8	3.9
December 2025	3.7	3.9
January 2026	4.0	3.9
February 2026	3.9	3.9
March 2026	3.9	3.9
April 2026	3.9	3.9
May 2026	3.8	3.9
June 2026	4.1	4.0
July 2026	4.2	4.0
August 2026	4.3	4.1
September 2026	4.1	4.1

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 45.6 million persons resident in Germany were in employment in September 2026. According to provisional calculations of the Federal Statistical Office (Destatis), the seasonally adjusted number of persons in employment remained virtually unchanged (-4,000; 0.0%) compared with the previous month. In the period from January to August 2026, employment decreased by an average of 19,000 people month on month.

Without seasonal adjustment, the number of persons in employment in September 2026 increased by 172,000 (+0.4%) compared with August 2026 due to the usual autumn upturn. The usual seasonal increase in employment was therefore roughly the same as the average September increase of the years 2023 to 2025 (+170,000 people).

Compared to September 2025, the number of employed persons in September 2026 decreased by 211,000 or 0.5%. The downward trend in the year-on-year labor market figures, which has been observed since January 2025, therefore continued.

In September 2026, the number of unemployed persons decreased by 6,000, or 0.3%, compared to September 2025. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2026 stood at 1.77 million, an increase of 7,000, or 0.4%, compared with August 2026. The adjusted unemployment rate remained unchanged from the previous month at 4.1%.

Sources: Federal Statistical Office, Employment in September 2026 virtually unchanged from the previous month after seasonal adjustment, press release of October 30, 2026 (https://www.destatis.de/EN/Press/2026/10/PE26_380_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-June 2026	January-June 2025
Goods	101.7	103.3
Services	-31.0	-34.6
Primary income	70.0	65.0
Secondary income	-32.5	-27.7
Current account	108.3	105.9

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, October 13, 2026 (https://www.bundesbank.de/resource/blob/1011926/e595d240b0610517c3580860d8ed6502/472B63F073F071307366337C94F8C870/2026-10-13-zahlungsbilanz-anlage-data.pdf).

Economic Outlook

The Federal Government expects modest growth in the economy from 2026 through 2028, albeit at rates declining slightly over time. In its autumn forecast published on October 8, 2026, the Federal Government projects German price-adjusted GDP to grow by 1.3% for 2026 as a whole – significantly higher than the 0.5% projected in the spring forecast. In 2027, growth is expected to ease slightly to 1.1%, and to amount to 0.6% in 2028. These rates also reflect differing numbers of working days in the respective years. Adjusted for these calendar effects, the expected growth rates are 1.0% in both 2026 and 2027, and 0.8% in 2028.

The global economic environment remains challenging for the foreseeable future in view of ongoing geopolitical conflicts and volatile U.S. trade policy. Nevertheless, exports were a key pillar of growth in the first half of 2026. The main drivers were robust demand from EU countries and a recovery in exports to the United States following an easing of the trade dispute. In addition, alongside increased demand for AI-specific product groups, a boom in energy-intensive products played a role. In this area, German producers benefited from inventory build-ups abroad that Asian manufacturers, more strongly affected by the Middle East conflict, were unable to cover.

This development appears to be waning, meaning that the Federal Government expects structural challenges to come more strongly to the fore and to impair the competitiveness of the German economy. Weakening of export momentum and a renewed loss of global market share is therefore expected for the remainder of the forecast period. At the same time, the Federal Government believes that imports are likely to continue rising as domestic demand gradually picks up and public spending increases strongly, and therefore does not expect growth impulses from net exports over the forecast horizon.

The Federal Government noted that continued economic recovery will depend significantly on geopolitical developments, particularly the course of the crisis in the Middle East and its effects on energy prices. The autumn forecast is based on futures prices for crude oil and natural gas as of the end of September 2026. If energy prices remain elevated for a longer period or supply bottlenecks worsen, the dampening effects on consumption, production, and investment would be correspondingly stronger.

Uncertainties also stem from international financial markets, particularly the high valuation of AI companies. In addition, a stronger-than-expected monetary-policy response to the inflationary environment would impair financing conditions for private households and companies and would therefore have a dampening effect.

Sources: Bundesministerium für Wirtschaft und Energie, Eckwerte der Herbstprojektion 2026, October 8, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-herbst-2026.html); Bundesministerium für Wirtschaft und Energie, Herbstprojektion der Bundesregierung - Konjunkturelle Erholung setzt sich fort, October 8, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Publikationen/Wirtschaft/konjunkturelle-erholung-setzt-sich-fort.pdf?__blob=publicationFile&v=12).

Fiscal Outlook

The following table, published in October 2026, presents the Federal Government’s projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the three-year projection horizon from 2026 through 2028. Sources include the results for the general government budget and nominal gross domestic product as shown in the national accounts and published by the Federal Statistical Office (Destatis) on August 25, 2026 as well as the government draft of the Act Adopting the Federal Budget for the 2027 Fiscal Year and Fiscal Plan to 2030, adopted by the Federal Government on July 6, 2026 and presented to the Bundestag on September 8, 2026. These figures do not take the Federal Government’s autumn projection on macroeconomic trends and the corresponding tax estimate based on the autumn projection into account.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2026	2027	2028
	(% of GDP)
General government deficit (-) / surplus (+)	-4 3⁄4	-5 1⁄4	-4 3⁄4
General government deficit (-) / surplus (+)(2)	-4 1⁄4	-4	-3 1⁄2
General government gross debt	65 3⁄4	68 3⁄4	72 1⁄4

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	After subtracting the increase in defense expenditure pursuant to the March 2025 amendment to Art. 109 of the Grundgesetz and including expenditures under the Special Fund for the Bundeswehr.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2027, Tables 2 and 3, October 2026 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2027.pdf?__blob=publicationFile&v=3).

Other Recent Developments

Monetary Policy

On October 29, 2026, the Governing Council of the European Central Bank (“ECB”) decided to keep the three key ECB interest rates – the main refinancing operations rate, the marginal lending facility rate and the deposit facility rate – unchanged at 2.65% (main refinancing operations), 2.90% (marginal lending facility) and 2.50% (deposit facility).

The Governing Council stated that energy prices have continued to rise, posing upside risks to the inflation outlook and downside risks to the growth outlook. While the full effects of the energy shock are still unfolding, underlying inflation has remained broadly stable so far and wages do not show a material response at this stage. The increased magnitude and duration of the energy shock, as well as the implications for indirect and second-round effects, are likely to drive up inflation and lower growth. Financing conditions have tightened since the Governing Council’s last meeting, which is likely to weigh on inflation and growth. The Governing Council is committed to setting monetary policy to ensure that inflation stabilizes at its 2% target in the medium term. Previously, on September 10, 2026, the Governing Council had decided to increase each of the three key rates by 25 basis points.

The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook and the risks surrounding it, in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission. The Governing Council also stated that it is not pre-committing to a particular rate path.

The asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of October 29, 2026 (https://www.ecb.europa.eu/press/pr/date/2026/html/ecb.mp261029~9a493adf17.en.html); European Central Bank, Monetary policy decisions, press release of September 10, 2026 (https://www.ecb.europa.eu/press/pr/date/2026/html/ecb.mp260910~314e508016.en.html).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ TIM ARMBRUSTER
Name: Tim Armbruster
Title: Senior Vice President and Treasurer

By:	/s/ FIONA HELENE FLEISCHMANN
Name: Fiona Helene Fleischmann
Title: First Vice President

Date: November 4, 2026